Exhibit 1.01

Item 2.01 Conflict Minerals Disclosure and Report

Introduction:

This is the Conflict Minerals Disclosure of Neogen Corporation (“Neogen” or the “Company”) for calendar year 2015. Certain terms in this report are defined in Rule 13p-1.

In accordance with Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Act”) governing conflict minerals, registrants must determine whether any of the conflict minerals (defined by the Act as Tin Cassiterite), Tungsten (Wolframite), Tantalum (Columbite-Tantalite or Coltan) and Gold (the “3TGs” or “Conflict Minerals”) are necessary to the functionality or production of its manufactured products. If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals in its manufactured products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”).

Neogen Corporation develops and markets products dedicated to food and animal safety. The company’s Food Safety Division markets dehydrated culture media, and diagnostic test kits to detect foodborne bacteria, natural toxins, food allergens, drug residues, plant diseases and sanitation concerns. Neogen’s Animal Safety Division is a leader in the development of animal genomics along with the manufacturing and distribution of a variety of animal healthcare products, including diagnostics, pharmaceuticals, veterinary instruments, wound care and disinfectants.

Description of Neogen’s Reasonable Country of Origin Inquiry

Neogen has designed and implemented a conflict minerals compliance plan that is intended to comply with Rule 13p-1. Neogen has taken the following steps:

1.	Developed a strategy based upon Organization for Economic Cooperation for Development (“OEDC”) guidelines to meet the legislative requirements.

a.	Established a dedicated conflict minerals project team to address reporting requirements and embed a sustaining process for the future. This team is responsible for periodically briefing senior management about the results of our due diligence efforts.

b.	Reviewed the project design and implementation plan to ensure a structured approach and methodology has been followed.

2.	Identified Neogen’s suppliers of conflict minerals and conducted RCOI

a.	Neogen is several levels removed from the actual mining of conflict minerals and as such has endeavored in its due diligence process to assess whether any of its suppliers source such minerals. The Company does not make purchases of unrefined conflict minerals.

b.	A review of Neogen’s products was carried out using Company product databases which provide details of the composition of Neogen’s end products, in order to identify any that contain conflict minerals. During our 2015 review, we identified one conflict mineral utilized in various raw materials that were components of Neogen’s end products in 2015; gold, used in the Company’s diagnostic products. Using information from the company’s procurement systems, the company identified two suppliers who fell within the scope of our RCOI.

c.	Neogen contacted those suppliers of the identified raw materials to attempt to determine where the 3TGs are sourced. Neogen exercised due diligence over the RCOIs received from its suppliers, and additional inquiries were made as necessary.

d.	No suppliers informed Neogen, in response to Neogen’s due diligence inquiries, that it obtained Conflict Minerals from the DRC or an adjoining country.

3.	Institutionalized a process to continue to improve future reporting

a.	Neogen intends to undertake the following steps to mitigate the risk further that its necessary conflict minerals do not benefit armed groups in the DMC or adjoining countries:

i.	Continue to engage and collaborate with suppliers to obtain current, accurate, and complete information about the supply chain, and allow the Company to track the sourcing of conflict minerals with greater precision.

ii.	Include a conflict mineral clause in new or renewed supplier contracts.

iii.	Enhance the composition and training of the internal Neogen group leading Neogen’s conflict minerals compliance efforts.

Results of Neogen’s Due Diligence

Neogen surveyed its manufacturing supply chain, and sent the conflict minerals reporting survey to a subset of our direct suppliers and received responses from all of the suppliers surveyed. While many of these responses indicated that the products supplied did not contain any conflict minerals or did not contain any conflict minerals that originated in the DRC, one of the suppliers had recently been purchased and was not prepared, due to the breadth and complexity of their products and supply chain, to verify the origin of their products

Despite having conducted a good faith reasonable country of origin inquiry and due diligence process, Neogen does not currently have sufficient information from its suppliers or other sources to determine the country of origin of the conflict minerals used in its products or identify the facilities used to process those conflict minerals. Therefore, Neogen cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or an adjoining country and are not from recycled or scrap sources. Using our supply chain due diligence processes, the Company hopes to further develop transparency into our supply chain.

Independent Private Sector Audit

The Company does not have sufficient information to determine whether its products are “DRC conflict free.” As such, an independent private sector audit is not required at this time.

Forward Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our reasonable country of origin process and to mitigate the risk about the sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: lack of progress in carrying out these plans in a timely manner or at all; lack of cooperation or progress by our employees and suppliers, and our suppliers’ respective suppliers and smelters; or these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC. Except as required by law, we disclaim any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.